

Mail Stop 3030

March 3, 2009

Harry G. Mitchell
Chief Financial Officer
Echo Therapeutics, Inc.
10 Forge Parkway
Franklin, MA 02038

      RE: **Echo Therapeutics, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed March 31, 2008
              File No. 000-23017

Dear Mr. Mitchell:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Brian Cascio
                          Accounting Branch Chief